Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Skinz Inc
5830 E. 2nd suite 7000 #851
Casper, WY 82609
skinz.gg

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Skinz Inc
Address: 5830 E. 2nd suite 7000 #851, Casper, WY 82609
State of Incorporation: WY
Date Incorporated: November 14, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $100.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Skinz Founders Club (All investors entitled to this perk)

- 50% lifetime discount
- Early access to products and testing
- Skinz Founder Circle Club

Early Bird

- First 48 hours - Friends and Family Early Birds | 10% bonus shares
- Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (Tier 1 perk)

- 5% lifetime discount + free "founders bundle" set which includes: Got Pain? and Got Game? Set

$1,000 (Tier 2 perk)

- Tier 1 perks +10% lifetime discount + Skinz limited edition game jersey

$2,500+ (Tier 3 perk)

- Tier 1-2 perks +15% lifetime discount + Tours of production facilities* does not include travel costs

$5,000+ (Tier 4 + 5% bonus shares)

- Tier 1-3 perks + 15% lifetime discount + Dinner with Brittany Johnson and founding team
- + One additional Guest discount access (gift your lifetime discount to one other person)

$20,000+ (Tier 1-4 perks + Final Tier + 10% bonus shares)

- 20% VIP Founder discount + 2 VIP experience tickets at a professional Esports tournament near you

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Skinz Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Skinz.gg is a wellness line developed by gamers for gamers focused on treating the physical and emotional areas of concern that are unique to gamers. Skinz.gg uses Hemp based products with unique formulations to address such affected areas as hands, wrists, fingers, anxiety, sleep and focus.

The Company sits at the intersection of wellness and gaming.

The wellness industry is a growing vertical especially with the use of terpenes and CBD. Skinz.gg has an exclusive relationship with a pharmaceutical company that specializes in the research and formulation of wellness products. Much of the wellness industry is NOT pharmaceutical based but more cosemetically and branded. Having a pharmceutical backbone is a big differentiator for product acceptance and efficacy.

Skinz.gg has partnered with PlantEXT , a pharmaceutical cannabis research and product development company with a world-class team of R&D and product commercialization experts that have developed products that are scientifically based and tested that provide results. Skinz.gg didn't just add CBD to a few ingredients. Our formulations contain over 40 different ingredients including terpenes that have passed rigorous testing.

Our products are made in GMP and FDA licensed facilities. Our products are stronger than other CBD brands, with options containing over 1000 mg of CBD. We are positioned to promote Skinz.gg through our network of key figures in gaming, creating a wellness solution by and for gamers at every step.

We will do all of our Direct-to-Consumer sales through our E-Commerce site. As a result of our relationship with PlantEXT, Skinz.gg will be distributed in Europe and Eastern Europe by the end of the First quarter 2020, thereby being positioned as the FIRST global esports/gaming wellness product line. Skinz.gg has a tremedous potential because of the size and strength of the gaming community and the social influence its members have, the effectiveness of CBD and our unique scientifically-backed formulas and the abilities and expertise of its founders who have experience turning businesses into global brands.

Competitors and Industry

Skinz is at the intersection of several markets, including gaming, over the counter pain relief and CBD as an active ingredient.

The 'gamer' market in growing at an exponential rate. There are currently 2.6B gamers in the world. In the United States alone, according to Electronic Entertainment Design and Research, nearly 70% of Americans, or 211 million people game on at least one device, with the largest increase coming from mobile phones. The study found that 16% of leisure time is spent gaming.

Skinz.gg initial product, Got Pain? Is an over the counter unique pain relief formula targeted to the gaming audience. According to Allied Market Research, the over United States topical pain relief market was $2B in 2017and is projected to reach $3.7B by 2025 at a CAGR of 6%. According to the report, the growth of the topical relief market is driven by the increase in prevalence of arthritis and other bone-related conditions leading to pain. Other factors that boost market growth in the rise of topical relief products as they cause lesser side effects as compared with oral pain relief, and the increase in demand for relief by sports players. Finally, one of the findings found that pharmacies and drug stores have been the major revenue contributors in the US topical pain relief market due to higher presence and wide availability, but 'e-commerce is anticipated to exhibit fastest US topical pain relief growth during the forecast period owing to higher digital literacy among the population".

CBD market: According to Grandview Research, ,The global cannabidiol market was valued at USD 4.6 billion in 2018 and is anticipated to witness a lucrative CAGR of

22.2% over the forecast period (2025). The demand for cannabidiol (CBD) for medical and wellness purposes is high due to its healing properties, which is the key factor driving the growth of the market.

Competition:

While there is no direct competition for the intersection of gaming/wellness/CBD, there is competition in the over the counter pain relief segment, including Johnson & Johnson, Novartis, GlaxoSmithKline, Pfizer and others. These mass merchant producers have not however created a pain relief product with CBD. However, Various health and wellness retailers such as CVS Health, Rite Aid, and Walgreens Boots Alliance have decided to sell CBD-based products. Moreover, CVS Health is planning to sell CBD topicals through its 800 stores, and Walgreens Boots Alliance is planning to sell CBD containing topicals in 1500 of its stores in the U.S.

The combination of the above substantiates the opportunity to deliver a high quality unique CBD topical pain relief creme to the large gaming population on a direct to consumer basis.

Current Stage and Roadmap

A product has been formulated and developed. It is ready for distribution and was launched at the eSports Bowl (connected with the 2020 Super Bowl) on February 1, 2020. The Company website is finished togther with operating shopping cart. We successfully went 'live' on February 2, 2020.

We have established relationships with influencers, gamers, creators and esports organizations to support an 'influencer' launch.

Our roadmap is to utilize our relationships within the gaming community, including esports teams, esports facilities, professional gamers, celebrities and influencers to promote our products to their following.

Skinz.gg plan to release a new product every quarter, enlarging our product line to provide an all inclusive wellness program for gamers. The second product is a natural energy drink that does not contain caffeine, sugar or calories but based on scientifically proven use of terpenes.

The Roadmap also includes global distribution with our pharmaceutical partner. We anticipate that Europe distribution with begining early second quarter 2020.

We also have in place, with PlantEXT the sources for production and distribution in Europe. PlantEXT is an Israeli pharmaceutical company that has an exclusive relationship with the minister of health in the state of Israel of the creative formation of CBD and cannabis products. We have a deal with them where they provide all of our formula.

The Team

Officers and Directors

Name: Natalia Sokolova

Natalia Sokolova's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer and Founder
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Oversight of all Company functions from operations, marketing, social media, website functionality, shipping/fulfillment, and employee retention. No salary as of yet.

- **Position:** Board of Directors
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Traditional Board of Director responsibilities for the oversight of the Company and its Officers

Other business experience in the past three years:

- **Employer:** SGG World LLC
  Title: Founder
  Dates of Service: January 30, 2006 - Present
  Responsibilities: Manage executive activities

Other business experience in the past three years:

- **Employer:** ROK Group of Companies
  Title: Director of Business Development
  Dates of Service: March 15, 2018 - September 30, 2018
  Responsibilities: Managing the business development and new relationships of the company

Other business experience in the past three years:

- **Employer:** WHAM Network
  Title: CEO
  Dates of Service: November 11, 2018 - Present
  Responsibilities: Managing strategy and direction of the company

Other business experience in the past three years:

- **Employer:** Kick4Life.org
  Title: Board Member

Dates of Service: April 13, 2019 - Present
Responsibilities: Manage day to day operation activities, coordinate marketing efforts, provide financial projections and oversee the overall financial health of Skinz. Work with investors and their needs and concerns. Coordinate events and influencers.

Name: Gary Kleinman

Gary Kleinman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Gary sets the tone, growth and execution guidelines for the Company and all of its operating departments. (marketing, sales, influencer marketing, celebrity inter-facing, profit and loss oversight, vendor relationships, product development. No salary as of yet.

- **Position:** Board of Director
  Dates of Service: November 01, 2019 - Present
  Responsibilities: Participates with other Board Members to oversee the Officers and Direction of the Company

Other business experience in the past three years:

- **Employer:** WHAM Network Inc
  Title: Founder
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Gary created the WHAM Network, a digital media network focused on the lifestyle and culture of gaming. Responsibilities include programming, content creation, hiring/employee retention, distribution growth

Other business experience in the past three years:

- **Employer:** Yardstick Marketing Services
  Title: President
  Dates of Service: June 01, 2002 - Present
  Responsibilities: All aspects of an sports/entertainment marketing Company including operations, sales/marketing, activation supervision, budgeting and profit/loss responsibilities

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Skinz Inc (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $975,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Skinz Inc was formed on 11-11-2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Skinz Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Skinz.gg is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell some products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Natalia Sokolova	1,952,500	Common Stock	48.81
Gary Kleinman	1,952,500	Common Stock	48.81

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 4,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of common shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $4.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: N/A
  Date: January 06, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business can sustain itself for 90 days without revenue, however the business is operational on February 1, 2020 and we plan commence to generate revenue domestically and globally by April 1. 2020.

As we commence business on 2/1/2020 we are doing so with established influencers both as part of our executive team and as part of our 'family'. Skinz.gg is being launched in connection with the 2020 Super Bowl and will have tremendous exposure with individuals that have large followings.

Using these relationships as a foundation, coupled with an extensive 'sampling' program at gaming, sports and lifestyle events; the Skinz.gg brand will gain a large following.

There is a tremendous amount of interest in the growth of gaming and wellness for gamers. Skinz is the first and as far as we can ascertain only Company focused on providing scientifically formulated products for this industry.

Foreseeable major expenses based on projections:

Projections include two areas of major expenses; product costs/manufacturing and marketing.

As with any 'product' the cost of the product ingredients and its manufacture are a substantial factor in the operation of the business. Our formulations are based upon readily available ingredients and a large supply of additives that should over time stay stable.

Marketing costs fluctuate but are critical for success and this is a large expense especially as the Company grows and moves into sponsorships, large events, mobile tours and marketing teams.

Future operational challenges:

We do not expect any operational challenges as we have several sources of product manufacture and multiple sources for all elements needed to produce and market our products. As we grow, and expand globally, we will need to find the right talent aligned with our company and strategy. It isn't always easy to locate and retain exceptional talent.

Future challenges related to capital resources:

Fast growth can become a challenge to our cash postion, however we have mitigated this by being a 'direct to consumer' platform that provides for immediate payment for all sales. The executive team as specially chosen not to seek retail distribution (drug store, big box store, supermarket) as payment terms are often 180 days without control.

Future milestones and events:

There are many upcoming milestones and events, including launching at Super Bowl 2020, engaging influencers and gamers, participating at music festivals and by end of first quarter 2020 launching our product line in Europe in parallel to PlantEXT.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current resources are approximately $100,000 as a combination of Cash on hand, shareholder loans, outside capital with the availability of more if needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Campaign funds are important to the Company operations, which is the reason we chose this platform. However, as an operating company we have availability of outside funds but management has decided to make this investment available to a broader base of shareholders.

Campaign funds are important but not fatal.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

This funds from this campaign are vital for the future of the Company, except with the understanding that the Company has outside alternatives as well.

The Campaign funds will be, in addition to revenue, the bulk of the Company's funds with the caveat that the Company has outside resources as stated above if needed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate the company for 6 months with the minimum as the Company will be operational and receiving revenue.

This estimate is based on the cost of production/manufacturing and marketing of finished product.

How long will you be able to operate the company if you raise your maximum funding goal?

We are capable of operating domestically for two years with the maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Future sources of revenue include required capital contributions, future capital raises and shareholder loans

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

1. Exclusive relationship with PlantEXT:

PlantEXT is a pharmaceutical research and formulation company founded and managed scientists specializing in the use of cannabis and CBD for inflammation and pain relief. Proprietary pharmaceutical formulations to treat inflammation-related conditions leveraging Israeli expertise and years of research in cannabis pharmaceuticals. PlantEXT has an exclusive license with the State of Israel's Agricultural Research Organization (ARO) giving exclusive right to fund and commercial ARO's products.

2. Gaming Experience and Industry Influence:

Skinz.gg is primarily focused and the health and wellness of 2.6B gamers. (https://www.limelight.com/) The founding team has deep relationships within the gaming community that will facilitate awareness, trial, and conversion of Skinz.gg products. These relationships include professional athletes, esports teams and organization, influencers, and well known celebrities who game and support the use of CBD in the treatment of pain, inflammation and discomfort. These relationships are unique to the Skinz team and provides a tremendous advantage in marketing our products.

3. First mover advantage:

Gaming and CBD are two of the largest growing industries in the world. Yet, no one has thought about merging these two areas for the treatment of conditions that gamers are experiencing. As first movers in a newly combined vertical Skinz has a substantial lead among any future competitor; and when coupled with the deep relationships in the space makes for a large opportunity to capture the bulk of sales

4. Skinz Executive Team

The Skinz executive team is comprised of well know influencers in the gaming space and paired with advertising guru's, marketing geniuses and social media experts that combined has not only marketed and sold lots of products but have built and sold several companies as well. This team is perfectly suited to create the opportunity in the combined gaming/health and wellness market

5. Company timeline

Although Skinz is technically a 'start up', it is up and running, with inventory, products, research, development and traction

Looking at Skinz from a totality of infrastructure, relationships, and product development, coupled with the fact that the business is operational provides the basis for our valuation. The Start Engine 'raise' is to grow the business not create the business. We have already done that with excellent staff, relationships and unique products that exist and will exist in near term.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  75.0%
  Setting up influencer campaigns, video production, sampling

- *Company Employment*
  8.5%
  hire marketing manager

- *Operations*
  13.0%
  overhead and management

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  85.0%
  influencer campaigns, video production and sampling

- *Operations*
  11.5%
  operations and management

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at skinz.gg (skinz.gg/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/skinzgg

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Skinz Inc

[See attached]

Skinz Inc
(A Wyoming Corporation)

Review Financial Statements

November 30, 2019

Kent A. Truckenbrod
Certified Public Accountant

Skinz Inc
(A Wyoming corporation)

FINANCIAL STATEMENTS
FROM INCEPTION AT NOVEMBER 14, 2019 TO
NOVEMBER 30, 2019

CONTENTS

KENT A. TRUCKENBROD

Certified Public Accountant

17220 N. Boswell Boulevard,   (623) 242-6231
Suite 130L   FAX (623) 243-6510
Sun City, Arizona 85373   kenttruckenbrod@msn.com

Independent Accountant's Review Report

Board of Directors
Skinz Inc
Cheyenne, Wyoming

I have reviewed the accompanying balance sheet of Skinz Inc. (a Wyoming C corporation) as of November 30, 2019, and the related statement of income and retained earnings/accumulated deficit and cash flows from inception at November 14, 2019 to November 30, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principle generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Kent Truckenbrod, CPA
Sun City, AZ
December 28, 2019

1

Skinz Inc
Balance Sheet
As of November 30, 2019

Assets

	November 30, 2019
Current Assets	
Cash in bank	$874
Inventory	0
Total current assets	874
Other Assets	
Total Assets	$874

Liabilities & Shareholders' Equity

Current Liabilities	
Accounts Payable	$0
Total current liabilities	0
Shareholders' Equity	
Common Stock, $.01 par value, 4,000,000 shares authorized, 0 shares issued and outstanding	0
Paid in Capital	1,235
Accumulated deficit	(361)
Total shareholders' equity	874
Total Liabilities and Shareholders' Equity	$874

See accompanying notes and independent accountant's review report

2

Skinz Inc
Statement of Income and Retained Earnings/Accumulated Deficit
From inception at November 14, 2019 to November 30, 2019

	November 30, 2019
Revenues	$0
Cost of Goods Sold	0
Gross Profit	0
General and adminstrative expenses	361
Income (Loss) from operations	(361)
Interest income	0
Net income (Loss) before taxes	(361)
Income taxes	0
Net income (Loss)	(361)
Retained Earnings, at inception	0
Accumulated deficit, end of year	(361)

Skinz Inc
Statement of Cash Flows Statement
From inception at November 14, 2019 to November 30, 2019

	November 30, 2019
Cash Flows from Operations	
Net Income (Loss)	($361)
Reconciliation to net cash provided by operations:	
Inventory	0
Accounts payable	0
Net cash provided by operations	(361)
Investment Activities	
Organizational Costs	
Net cash used in investing activities	0
Financing Activities	0
Additional paid in capital	1,235
Net cash provided by financing activities	1,235
Net Increase (Decrease) in Cash	874
Cash balance, at inception	0
Cash balance, ending	$874
Supplemental Disclosures	
Interest paid	$0
Income taxes paid	0

Skinz Inc
NOTES TO FINANCIAL STATEMENTS
November 30, 2019

NOTE 1 ORGANIZATION

Skinz Inc was formed in Cheyenne Wyoming on November 14, 2019 with the purpose of selling pain relief products to experienced gamers. Gaming has a worldwide market estimated to be over 2 billion gamers.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The company uses the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of estimates: Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Income taxes: The company accounts for federal income taxes in accordance with Accounting Standards Codification (ASC) 740, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes in the United States.

Inventory

Inventory consists of pain relief products for gamers and is valued at lower of cost or market

NOTE 3 SUBSEQUENT EVENTS

Management is not aware of any other subsequent events through December 28, 2019, the date these financial statements were prepared.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing | Get Funding | Blog | Sign In

Skinz.gg

Wellness Line for Gamers





Website · Casper, WY · E-COMMERCE

The popularity of gaming is soaring, with an estimated 2.4 billion gamers worldwide in 2019, according to Statista. As gaming grows, the need for solutions to wellness concerns associated with gaming grow more prevalent. Skinz provides natural, CBD based solutions to the physical and psychological struggles that gamers experience. Skinz is a brand for and by the gaming community.

$7,200 raised

9 Investors	19 Days Left
$2.00 Price per Share	$8M Valuation
Equity Offering Type	$100.00 Min. Investment

INVEST NOW



This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- According to Forbes, Experts are anticipating a compound annual growth rate of 49% for CBD products by 2024 and growth to beyond $20 billion
- Members of the gaming community are more likely to mimic the purchasing habits of their peers and the influencers they relate to than other consumer groups according to chiefmarketer.com
- Aiming to become the first brand to provide the gaming community with CBD wellness products.

Bonus Rewards

Get rewarded for investing more into Skinz.gg

$100+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progr

"Wellness solutions for gamers, by gamers"



OUR STORY

A community-centric wellness brand

At Skinz, we dedicate ourselves to creating pharma based wellness solutions for the gaming community. Our founding team consists of luminaries--of the marketing and gaming industries -- whose goal is to create the **wellness brand of gaming**. We aspire to build a global brand carried by the partnerships and the promotion of loyal customers.



please see the Offering Summary section below.

$100+
Investment

Skinz Founders Club

50% lifetime discount Early access products and testing Skinz Founde Circle Club

$500+
Investment

$500+ (Tier 1 perk)

5% lifetime discount + free "found bundle" set which includes: Got P and Got Game? Set

$1,000+
Investment

$1,000 (Tier 2 perk)

Tier 1 perks +10% lifetime discoun Skinz limited edition game jersey

$2,500+
Investment

$2,500+ (Tier 3 perk)

Tier 1-2 perks +15% lifetime disco Tours of production facilities* doe include travel costs

$5,000+
Investment

$5,000+ (Tier 4 + 5% bonus shares)

Tier 1-3 perks + 15% lifetime disco Dinner with Brittany Johnson and founding team + One additional G discount access (gift your lifetime

discount to one other person)

$20,000+

Investment

$20,000+ (Tier 1-4 perks + Final Tier + 10% bonus

20% VIP Founder discount + 2 VIP experience tickets at a professiona Esports tournament near you


CREATED FOR GAMERS
BY GAMERS

THE PROBLEM

A gap in the CBD market

The CBD market is booming with the popularization of CBD based remedies. The gaming market is also in a moment of rapid growth, but as of now we haven't seen a company step in to unite these two fields. Issues like anxiety, stress, insomnia and physical soreness often beset gamers, and CBD is often effective in treating those issues. However, we believe brands providing CBD-based wellness solutions fail to serve the gaming community.



THE SOLUTION

A 40 ingredient solution created by a leading pharmaceutical cannabis research and development firm

Skinz.gg has partnered with PlantEXT, a pharmaceutical cannabis research and product development company with a world-class team of R&D and product commercialization experts that have developed products that are scientifically based and tested that provide results. Skinz.gg didn't just add CBD to a few ingredients. Our formulations contain over **40 different ingredients including terpenes that have passed rigorous testing to create our pharma-grade hemp.**

Our products are made in GMP and FDA licensed facilities. Our products are stronger than other CBD brands, with options containing over 1000 mg of pharma-grade hemp. We are positioned to promote Skinz.gg through our network of key figures in gaming, creating a wellness solution by and for gamers at every step.



Development stage: A product has been formulated and developed, even though this photo is computer generated. It is ready for distribution as of February 1st, 2020, and was launched at the eSports Bowl 2020 (connected with the 2020 Super Bowl). The Company website is finished together with an operating shopping cart. We went 'live' on February 2, 2020. Skinz.gg will release a new product every quarter, enlarging our product line to provide an all-inclusive wellness program for gamers.

The second product is a natural energy drink that does not contain caffeine, sugar or calories but based on scientifically proven use of terpenes. The Roadmap also includes global distribution with our pharmaceutical partner. We anticipate that Europe's distribution with beginning early second quarter of 2020.

THE MARKET

Skinz is at the intersection of two rapidly growing markets

Skinz operates at the intersection of two booming markets: CBD and gaming. Experts are anticipating a **compound annual growth rate of 49%** for CBD products by 2024 and growth to beyond $20 billion. This growth will see both ingestible and topical products grow in popularity. Gaming is also set to continue its growth as well as mobile devices and gaming consoles become ubiquitous.


Hemp
$20B+
SKINZ
GG
Video
Gaming
$200B+
SKINZ
GG

OUR TRACTION

Launched at the Super Bowl

Skinz.gg is launched its wellness line at the 2020 Super Bowl with **ESTV** and the **NFL Alumni Association**, sponsoring the eSports Bowl. The event is part of the FanFest and included all of the activities list below including Madden, Fornite, RocketLeague and NBA 2K tournaments and gaming.


ESTV
ESUPER BOWL
WELCOME
STREAM STARTING SOON
03:14
LucidSound
META
GUNNAR
KONTROLFREEK
SKINZ
GG
ORIGIN
NFL ALUMNI
GameStop
GEEKLETES





WHAT WE DO

We are creating the go-to pharma-grade hemp solution for gamer health

We produce pharma-grade hemp wellness products specifically tailored to gamers and promote them through existing social networks. Gamers as a community have **more influence on the consumption habits of their social**

networks and are more responsive to marketing. We leverage the trust and strength of these relationships to promote our products.



THE BUSINESS MODEL

Viral sales through gaming networks and influencers

We do all of our Direct-to-Consumer sales through our E-Commerce site. As a result of our relationship with PlantEXT, Skinz.gg will be distributed in Europe and Eastern Europe by the end of the First quarter 2020, thereby being positioned as the FIRST global esports/gaming wellness product line. We believe Skinz.gg will thrive because of the size and strength of the gaming community and the social influence its members have, the effectiveness of pharma-grade hemp and our unique scientifically-backed formulas and the abilities and expertise of its founders who have experience turning businesses into global brands.





HOW WE ARE DIFFERENT

We believe, the highest-quality solution for a gamified CBD business

The market for CBD is exploding with demands for products bringing a wide range of health benefits. Until now, however, no CBD or wellness company has created and marketed items specifically for the gaming community despite **CBD being effective in treating many of the health issues present in the gaming community.** We believe, our products are also stronger than competitors, as other CBD products are low dosage. And, we will be promoting our products directly through gaming community channels and gamifying the experience.



THE VISION

Shooting to be the top of its league in 3 years

We envision Skinz as becoming the top brand for gamers' health and wellness within 3 years.



OUR TEAM

Decades of experience leading the world's largest agencies

Skinz is driven by a team of industry leaders in marketing, gaming, and social media. Our founding team has built an online media agency which was acquired by Microsoft, assisted in building on the ground marketing campaigns for Sony, Warner Bros, and the MLB, and served as CEO of an Agency that served many major brands. We were brought together by our belief in our ability to create a **pioneering wellness brand** for gamers, and our extensive experience and diverse expertise position us for success.


AT&T
WARNER BROS. PICTURES
WB
TARGET
BMW
NHL

The companies are solely the clients of Kirshenbaum Bond + Partners, a marketing agency that was founded by Jon Bond and has no business transaction with Skinz.

WHY INVEST

Quality, upside, seeking profitability

An investment in Skinz is an investment both in pharma-grade hemp and gaming. We are crowdfunding because we plan for our company to carry on the inclusivity and community-centric nature of gaming. We are looking to a **broad-base-community to be included in the growth of Skinz**, especially in light of the fact that just about every potential investor has a gaming device in their home.



Meet Our Team









Natalia Sokolova

Founder, Chief Operating Officer, Board of Directors

Co-founder and managing partner of SGG World LLC (2006- current) comprised of a Single Family Office (Sokol Family Office) and the Strategic Guidance Group. The Swiss-based Family Office was founded by Alexander Sokolow.

Graduated Magna Cum Laude in 1998 with a dual major in Finance and International Business from the University of Maryland. I sit on board of Kick4Life.org . Member of the Russian Nobility Society, National

Investor Relations Institute and National Association of Professional Women.

Skinz.GG is her primary job and works there 50 hours a week.

She also serves as a CEO at WHAM Network Inc, Founder at SGG World LLC and serves on the board for Kick4Life.org



Gary Kleinman

President, Board of Director

Gary has 20+ years of creating and executing offline and digital marketing campaigns for the entertainment, music and CPG brands including Warner Bros, Sony Pictures Television, Major League Baseball, Gallo Family Vineyards, Universal Music, Namco/Bandai, Microsoft, ACCO Brands and more. During this period Gary has created and managed influence campaigns with supporting original content. As an entrepreneur Gary also founded WHAM Network, the first digital media network focused on the lifestyle and culture of casual and competitive video gaming.

Skinz.GG is his primary job and works there 50 hours a week.

He also serves as a founder at WHAM Network Inc and president at Yardstick Marketing Services.





Jonathan Bond

Cult Marketing Strategist

Jon co-founded Kirshenbaum Bond and Partners, the firm became on the the largest independently held advertising and marketing agencies in the United States and was sold to MDC Partners. He co-founded iballs that was sold to Microsoft. Later, he became the CEO of Big Fuel Communications, a marketing, content distribution, and social



Brittani Johnson

Strategist - Influencer Marketing

Brittanni Johnson was named a Forbes Under 30 and has been a faming influencer, host and industry personality for the past 8+ years. During this time she has and continues to create and manage influencer campaigns for game publishers, consumer brands and esports organizations. When time permits, Brittanni hosts esports

media company that was
acquired by Publicis.



tournaments and events around
the world.



Offering Summary

Company : Skinz Inc

Corporate Address : 5830 E. 2nd suite 7000 #851, Casper, WY 82609

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $100.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 535,000

Price per Share : $2.00

Pre-Money Valuation : $8,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Skinz Founders Club (All investors entitled to this perk)

- 50% lifetime discount
- Early access to products and testing
- Skinz Founder Circle Club

Early Bird

- First 48 hours - Friends and Family Early Birds | 10% bonus shares
- Next 5 days - Early Bird Bonus | 5% bonus shares

Volume

$500+ (Tier 1 perk)

- 5% lifetime discount + free "founders bundle" set which includes: Got Pain? and Got Game? Set

$1,000 (Tier 2 perk)

- Tier 1 perks +10% lifetime discount + Skinz limited edition game jersey

$2,500+ (Tier 3 perk)

$2,500+ (Tier 3 perk)

- Tier 1-2 perks +15% lifetime discount + Tours of production facilities* does not include travel costs

$5,000+ (Tier 4 + 5% bonus shares)

- Tier 1-3 perks + 15% lifetime discount + Dinner with Brittany Johnson and founding team
- + One additional Guest discount access (gift your lifetime discount to one other person)

$20,000+ (Tier 1-4 perks + Final Tier + 10% bonus shares)

- 20% VIP Founder discount + 2 VIP experience tickets at a professional Esports tournament near you

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Skinz Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company has no intention to incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Britanni J.:
Skinz.GG is a wellness line of products made by gamers for gamers that addresses all of the common ailments that gamers experience, such as pain in their wrists, thumbs, hands, back, neck, and shoulders.

Britanni J.:
Hi everyone my name is Britanni Johnson and I am a ESPORTS host, I'm a voice over and character model for many video games including, Borderlands. I, as a lifelong gamer, have always dealt with inflammation and pain. Whenever I came across SkinzGG and the unique formula, I definitely knew that this was a product that the gaming and ESPORTS industry needed.

Britanni J.:
Skinz.GG, give it a try.

Britanni J.:
Skinz is made in the United States in a state-of-the-art facility licensed and permitted by the FDA and DEA. All products are third party tested, and made with the highest quality ingredients.

Natalia S.:
I'm Natalia Sokolova, one of the co-founders of Skinz.GG. Working in the gaming industry, I see how its expansion has led to more and more people suffering from pain and anxiety. Being a personal user of products containing CBD, it helped me with pain and anxiety caused by spinal fusions. I know how effective this product can be. So welcome to Skinz.GG.

Gary Kleinman:
I'm Gary Kleinman, co-founder of Skinz. I helped develop Skinz because my deep experience in gaming. Three years ago I started the WHAM network, a digital media platform focused on the lifestyle and culture of gaming. Gaming is a unique and inclusive experience, so is StartEngine. We chose StartEngine to not only raise money, but to include as many people along our journey. So come game with us, and help gamers play better, longer, and stronger.

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<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.